

June 7, 2013

Via E-mail
Jeffrey Wolf
Chief Executive Officer and Chairman
Heat Biologics, Inc.
100 Europa Drive
Chapel Hill, NC 27517

      Re: **Heat Biologics, Inc.**
              Amendment No. 1 to Registration Statement on Form S-1
              Filed May 30, 2013
              File No. 333-188365

Dear Mr. Wolf:

We have reviewed your amended registration statement and letter submitted May 30, 2013, and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies
Stock Based Compensation, page 37

1. Please refer to your response to comment 5. Please revise your disclosure to provide more details of why the progress of the HS-110 and HS-410 programs increased the fair value from March 31, 2012 to November 8, 2012 from a value of $0.76 per share to $2.23 per share.

2. We acknowledge that the probability used for an IPO increased from 25 percent to fifty percent from the December 31, 2012 valuation to the March 31, 2013 valuation. We also note that the discount for marketability decreased from December 31, 2012 to March 31, 2013. Please revise your disclosure to provide additional details on the continued development that also contributed to the increase in fair value from $2.23 to $8.81.

3. Please include additional disclosures to explain the increase in fair value from the March 31, 2013 valuation of $8.81 to the estimated IPO price of $11.00.

Results of Operations
For the Three Months Ended March 31, 2013 and 2012
Operating Expenses, page 42

4. Please refer to your response to comment 6. Please disclose the total costs incurred for lung cancer and bladder cancer separately to date from the period you began tracking the costs separately for the projects through March 31, 2013.

Notes to Consolidated Financial Statements
10. Stockholders' (Deficit) Equity
Preferred Stock, page F-21

5. Please disclose the conversion ratio for your preferred stock into common stock.

6. Please provide us with an analysis as to why a beneficial conversion feature was not recorded for your Series B-1 preferred stock as it appears the conversion price is $6.09 and the March 31, 2013 common stock valuation was $8.81.

Exhibits

7. Please file Exhibit 10.13 in its entirety. It appears that Appendix B has not been filed.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Vanessa Robertson, Staff Accountant, at (202) 551-3649 or Joel Parker, Accounting Branch Chief, at (202) 551-3651f you have questions regarding comments on the financial statements and related matters. Please contact Karen Ubell, Staff Attorney, at (202) 551-3873, John Krug, Staff Attorney, at (202) 551-3862 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Daniel Greenspan for

Jeffrey P. Riedler
Assistant Director

cc: Via E-mail
        Leslie Marlow, Esq.
        Gracin & Marlow, LLP